Exhibit 21.1

List of Subsidiaries of CI&T Inc

Subsidiary	Jurisdiction of incorporation
CI&T Delaware LLC	Delaware
CI&T Software S.A.[1]	Brazil
CI&T Portugal, Unipessoal Lda	Portugal
CI&T, Inc.	Pennsylvania
CI&T Australia PTY Ltd	Australia
CI&T Japan Inc	Japan
CI&T Software Inc.	Canada
CI&T UK Limited	United Kingdom
CI&T Argentina S.A.	Argentina
CI&T China, Inc	China

1On August 10, 2021, we closed the acquisition of Dextra Investimentos S.A., Dextra Tecnologia S.A., Dextra Inc., CINQ Technologies Ltda and CINQ Inc., which as of the date of this registration statement are separate subsidiaries of CI&T Software S.A. Dextra Investimentos S.A., Dextra Tecnologia S.A. and CINQ Technologies Ltda will be merged into CI&T Software S.A. as of December 2021. Dextra Inc. and CINQ Inc. will remain as subsidiaries of CI&T Software S.A.